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S 19007278 N

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70115 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/6/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Infinity Capital Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1611 North Broadway Avenue**
(No. and Street)

| Oklahoma City | OK | 73103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Chris Lee** **405-464-5962**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Montgomery Coscia Greilich LLP**
(Name - if individual, state last, first, middle name)

| 2500 Dallas Parkway, Suite 300 | Plano | TX | 75093 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
MAR 01 2019
Washington, DC

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

RMS

## OATH OR AFFIRMATION

I, Chris Lee, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Infinity Capital Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Managing Partner
Title

Subscribed and sworn to before me this 28 day of Feb 2019

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [√] (n) Management's Exemption Report
- [√] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INFINITY CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
REQUIRED BY THE SECURITIES & EXCHANGE COMMISSION

For the Period from April 6, 2018 (Inception) through December 31, 2018

(With report of Independent, Registered Public Accounting Firm)

# INFINITY CAPITAL SECURITIES, LLC

## CONTENTS

**MONTGOMERY COSCIA GREILICH LLP**
972.748.0300 p
972.748.0700 f

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Infinity Capital Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Infinity Capital Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the period April 6, 2018 (inception) through December 31, 2018, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period April 6, 2018 (inception) through December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
This is the first year we have served as the Company's auditor.
Plano, Texas
February 26, 2019

**INFINITY CAPITAL SECURITIES LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2018**

## ASSETS

| | | |
|---|---|---|
| Current Assets: | | |
| Cash and Cash Equivalents | $ | 46,090 |
| Total Assets | $ | 46,090 |

## LIABILITIES & MEMBER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities: | | |
| Accounts Payable | $ | 2,900 |
| Accrued Expenses | | 10,417 |
| Total Liabilities | | 13,317 |
| Member's Equity | | 32,773 |
| Total Liabilities & Member's Equity | $ | 46,090 |

The accompanying notes are an integral part of these financial statements.

**INFINITY CAPITAL SECURITIES LLC**

**STATEMENT OF OPERATIONS**

**For the Period from April 6, 2018 (Inception) through December 31, 2018**

| | |
|---|---|
| **Revenue:** | |
| Investment Banking Income | $ 187,500 |
| Total Revenue | 187,500 |
| **Expenses:** | |
| Compensation and Benefits | 14,086 |
| Professional and Consulting Fees | 217,429 |
| General and Administrative Expenses | 2,812 |
| Occupancy Expenses | 1,400 |
| Total Expenses | 235,727 |
| **Net Loss** | $ (48,227) |

The accompanying notes are an integral part of these financial statements.

**INFINITY CAPITAL SECURITIES LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**For the Period from April 6, 2018 (Inception) through December 31, 2018**

| | |
|---|---|
| Balance - April 6, 2018 (Inception) | $ - |
| Capital Contributions | 81,000 |
| Net Loss | (48,227) |
| Balance - December 31, 2018 | $ 32,773 |

The accompanying notes are an integral part of these financial statements.

**INFINITY CAPITAL SECURITIES LLC**

**STATEMENT OF CASH FLOWS**

**For the Period from April 6, 2018 (Inception) through December 31, 2018**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (48,227) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Changes in operating Assets and liabilities: | | |
| Accounts payable | | 2,900 |
| Accrued expenses | | 10,417 |
| Net cash used in operating activities | | (34,910) |
| Cash flows from financing activities: | | |
| Capital contributions | | 81,000 |
| Net cash provided by financing activities | | 81,000 |
| Net increase in cash | | 46,090 |
| Cash - April 6, 2018 (Inception) | | - |
| Cash - December 31, 2018 | $ | 46,090 |

The accompanying notes are an integral part of these financial statements.

INFINITY CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

## NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Infinity Capital Securities LLC (the "Company"), was organized on April 6, 2018 in the State of Oklahoma as a limited liability company. The Company began its operations as a broker-dealer on June 10, 2018, upon receiving its approval letters from FINRA and the SEC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### Recent Adopted Accounting Guidance

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company adopted this on April 6, 2018 (Inception), with no material effect on the financial statements or net capital of the Company.

### Accounting Standards Updates

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. The Company is currently evaluating the effects of implementing this standard and believes it will have no material impact.

### Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

### Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses.

### Revenue Recognition (Continued)

Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

### Income Taxes

The Company is a single-member limited liability company, treated as a partnership for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of Oklahoma State Law. Under those provisions, the Company does not pay federal or state income taxes. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the individual member, who is liable for any federal and state income taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. FASB ASC 740-10 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740-10. As of December 31, 2018, the Company had no uncertain tax positions and, accordingly, has not recognized any penalty, interest or tax impact to uncertain tax positions.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Concentration of Credit Risks

Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.

The Company maintains checking in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not exceeded the balances that may be uninsured when deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018, the Company was in compliance with its minimum net capital and ratio of aggregate indebtedness requirements.

## NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i), which requires the prompt transmittal of all customer funds. The Partnership does not have any possession or control of customer funds or securities.

## NOTE 5 – SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ending December 31, 2018.

## NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with CLJ Consulting LLC dba Infinity Capital Partners, an affiliated company. The agreement requires the company to pay a monthly fee of $350 per month for rent, utilities and supplies and $350 per month for salary expense. During the period from April 6, 2018 (Inception) through December 31, 2018, the Company paid $1,400 for rent and utilities and $1,400 for salary expense pursuant to the agreement.

In addition, the company paid C&M Consulting, Inc., a company wholly owned by Christopher Lee, $59,599 for consulting with respect to an M&A transaction completed during the period April 6, 2018 (Inception) through December 31, 2018.

## NOTE 7 – CONCENTRATIONS

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from only one customer for the period ended December 31, 2018. There were no amounts outstanding from this customer at December 31, 2018.

## NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

## NOTE 9: SUBSEQUENT EVENTS

The Company evaluated events or transactions occurring after December 31, 2018, the statement of financial condition date, through February 26, 2019, the date the financial statements were issued, and determined there have been no events or transactions that would require subsequent recognition or disclosure to the December 31, 2018 financial statements.

**SUPPLEMENTAL SCHEDULES**
**REQUIRED BY RULE 17A-5**
**OF THE SECURITIES EXHANGE ACT OF 1934**

**AS OF DECEMBER 31, 2018**
**AND FOR THE PERIOD**
**APRIL 6, 2018 (INCEPTION) THROUGH DECEMBER 31, 2018**

**INFINITY CAPITAL SECURITIES LLC**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2018**

| | |
|---|---|
| **Net Capital** | |
| Total member's equity | $32,773 |
| | |
| **Deductions and Charges** | |
| Non-allowable assets | - |
| **Total Deductions and Charges** | - |
| | |
| Net Capital before Haircuts on Securities Position | $32,773 |
| | |
| Haircuts on Securities Positions | - |
| | |
| **Net Allowable Capital** | $32,773 |
| | |
| **Aggregate Indebtedness (A.I.)** | |
| Accounts payable and accrued expenses | $13,317 |
| **Total Aggregate Indebtedness** | $13,317 |
| | |
| Computation of Basic Net Capital Requirement | |
| (a) Minimum net capital required (6.66% of total A.I.) | $ 888 |
| | |
| (b) Minimum net capital required of broker dealer | $ 5,000 |
| | |
| **Net Capital Requirement (Greater of (a) or (b))** | $ 5,000 |
| | |
| **Excess Net Capital** | $27,773 |
| | |
| **Percentage of A.I. to Allowable Net Capital** | 40.63% |
| | |
| **Ratio of A.I. to Net Capital** | .40 to 1 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of FORM X-17A-5 as of December 31, 2018.

See report of independent registered public accounting firm.

**MONTGOMERY COSCIA GREILICH LLP**
972.748.0300 p
972.748.0700 f

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of Infinity Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Infinity Capital Securities, LLC's Exemption Report, in which (1) Infinity Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("Exemption Provisions") and (2) the Company stated that Infinity Capital Securities, LLC met the identified Exemption Provisions for the period April 6, 2018 (inception) through December 31, 2018 without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
Plano, Texas
February 26, 2019

**2500 Dallas Parkway, Suite 300, Plano, Texas 75093 | 300 Throckmorton Street, Suite 520, Fort Worth, Texas 76102 | 2901 Via Fortuna, Building 6, Suite 550, Austin, Texas 78746**

**Exemption Report**
**SEC Rule 17a-5 (d) (1) and (4)**

February 1, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5 (d) (1) and (4):

- Infinity Capital Securities LLC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA.
- Infinity Capital LLC claimed an exemption under paragraph 240.15c3-3 (k)(2)(i) of Rule 15c3-3 for the period from April 6, 2018 through December 31, 2018.
- Infinity Capital Securities LLC has met the identified exemption provisions in paragraph 240. 15c3-1 (k) (2) (i) of Rule 15c3-1 throughout the period from April 6, 2018 through December 31, 2018, without exception.

I, Christopher Lee, swear (or affirm) that, to the best of my knowledge and belief, this exception report is true and correct.

Christopher Lee Managing Partner